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                              April 7, 2023

       John Lawrie
       Chief Executive Officer
       TLG Acquisition One Corp.
       515 North Flagler Drive, Suite 520
       West Palm Beach, FL 33401

                                                        Re: TLG Acquisition One
Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed March 24,
2023
                                                            File No. 333-268349

       Dear John Lawrie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 11, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed March 24,
2023

       Risk Factors
       Significant inflation could adversely affect our business..., page 41

   1. We note your risk factor indicating that significant inflation could adversely affect your business and financial
results. Please update this risk factor in future filings if recent inflationary pressures
have materially impacted your operations. In this regard, identify the types of
inflationary pressures you are facing and how your business has been affected.
 John Lawrie
FirstName   LastNameJohn Lawrie
TLG Acquisition   One Corp.
Comapany
April       NameTLG Acquisition One Corp.
       7, 2023
April 27, 2023 Page 2
Page
FirstName LastName
Risk Factors
The warrant agreement designates the courts of the State of New York..., page
88

2. We note your disclosure that the forum selection provision will not apply to actions arising under the Securities Act or Exchange Act. Please ensure that the forum selection provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Risk Factors
The Proposed Charter will provide that the..., page 92

3. We note that your forum selection provision identifies the federal district courts of the
         United States as the exclusive forum for actions arising under the Securities Act. Please revise your disclosure to state that there is uncertainty as to whether a court would enforce such provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that
         Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Unaudited Pro Forma Condensed Combined Financial Information, page 99

4. Refer to adjustment (d) to the pro forma balance sheet on page 105. It appears the reference to item (c) in the pro forma statements of operations should be item (d) in the pro forma statements of operations. Please revise appropriately.
5. Refer to adjustment (f) to the pro forma balance sheet on page 106. Please disclose if there were changes in the conversion terms of the O'Shanter note payable and explain any accounting implications of issuing the new incentive shares.
6. We note disclosures that the maximum redemption scenario assumes 7,488,405 Public
         Shares are redeemed (for example, in the Cover Letter and on pages xiii, 2, 17, 25, 27, 71,
         101, and 188) are not consistent with other disclosures that appear to indicate the redemption of 7,448,405 Public Shares (for example, on pages xiv, 3, 26, 101, and 106).
         Please clarify or correct any inconsistencies throughout the filing and any corresponding percentages, as necessary.
7. We note your responses to prior comments 7 and 8. Please disclose which fees, incurred in connection with the business combination, service providers have agreed to defer payments for, quantify the amounts deferred, and explain the terms of the deferrals, including when the fees will be required to be paid. In addition, in regard to adjustment
         (c) to the pro forma balance sheet, please disclose which fees will be paid in cash and explain why these cash payments do not appear to reduce any accrued amounts disclosed in adjustment (c) to the pro forma balance sheet.
 John Lawrie
TLG Acquisition One Corp.
April 7, 2023
Page 3
8. We note your response to prior comment 8 and the disclosures in adjustment (e) to the pro forma balance sheet that you intend to raise $30 million in additional equity financing and is reflected in the pro forma financial statements; however, absent agreements to raise additional equity, please more fully explain to us how you determined reflecting the equity proceeds in the pro forma financial statements is probable as required by Rule 11-
         01(a) of Regulation S-X. We also note your response indicates the proposed business combination can proceed with less than $30 million in additional equity financing;
         therefore, please more fully explain to us how you determined the pro forma financial statements appropriately reflect the range of possible results (i.e. proceeds of less than $30 million in additional equity financing under each redemption scenario) or revise them as required by Rule 11-02(a)(10) of Regulation S-X.

9. We note your disclosure one of the conditions to the Business Combination is TLG will have at least $5,000,001 of net tangible assets as of the date of the Closing and your disclosure the Maximum Redemption Scenario satisfies this condition. We also note it now appears TLG's historical liabilities will remain outstanding as of the Closing;
         therefore, it is not clear if or how the Maximum Redemption Scenario will satisfy the net tangible asset condition. Please revise the filing to clarify how you determined the net tangible asset condition will be satisfied under the Maximum Redemption Scenario currently presented.
10. Refer to note 3 on page 107. Please revise or clarify why potentially dilutive securities do not include outstanding stock options of Electriq that appear will be converted into stock options of the combined entity. This comment is also applicable to disclosures of additional dilution sources throughout the filing.
Electriq's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources
Sources of Liquidity, page 180

11. We note your disclosure that the Business Combination includes $41.5 million of additional equity financing raised through the issuance of 2,500,000 shares of Class A common stock at $10.00 per share, and that 1,250,000 Incentive Shares are allocated to the financing stockholders. Please correct or reconcile these amounts to disclosures elsewhere in the filing, for example, on page 2 where you disclose $30.0 million of additional equity financing will be raised through the issuance of 4,500,000 shares of
FirstName LastNameJohn Lawrie
       Class A common stock (including 1,500,000 Incentive Shares). This comment is also
Comapany    NameTLG
       applicable to theAcquisition  One Corp.
                         additional equity financing disclosures on page 71 in
which the
April 7,maximum
         2023 Pageredemption
                    3          scenario also assumes $25.0 million of
additional equity financing.
FirstName LastName
 John Lawrie
FirstName   LastNameJohn Lawrie
TLG Acquisition   One Corp.
Comapany
April       NameTLG Acquisition One Corp.
       7, 2023
April 47, 2023 Page 4
Page
FirstName LastName
Unaudited Prospective Financial Information of Electriq, page 238

12. Revise your disclosure to explain how your updated financial projections are representative of your current business operations and future plans, given that you generated approximately $16.0 million in revenue in the fiscal year ended December 31,
         2022.
U.S. Federal Income Tax Considerations, page 274

13. We note your disclosure on page 275 that Exhibit 8.1 is the opinion of Ellenoff
         Grossman. Similarly, we note your disclosure on page 277 that Exhibit
8.2 is the opinion
         of Gibson Dunn. Exhibit 8.1 appears to be the opinion of Gibson Dunn, and Exhibit 8.2 appears to be the opinion of Ellenoff Grossman. Please revise accordingly.
Exhibits

14.      We note you entered into a multi-year agreement with a major U.S.
clean-energy
         company. Please file the agreement as an exhibit to this registration statement or advise why you believe it is not required to be filed pursuant to Item 601(b)(10) of Regulation S-
         K.
        You may contact Stephany Yang at (202) 551-3167 or Anne McConnell at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at (202) 551-8337 or Jay Ingram at (202) 551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Gerry Spedale